Exhibit 99.1

GreenPower and Forest River Enter Into Exclusive Purchase Agreement for 150 EV Star Cab and Chassis Units to Support New Line of Zero-Emission Products

LOS ANGELES, Feb. 11, 2021 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero-emission, electric-powered medium and heavy-duty vehicles, today announced that it has entered into an exclusive purchase agreement related to Cutaway minibuses and Type B and C Recreational Vehicles with Forest River, Inc. ("Forest River"), a Berkshire Hathaway company (NYSE: BRK.A), for up to 150 GreenPower EV Star Cab and Chassis ("EV Star CC"). The purpose-built all-electric EV Star CC will be used in a new line of Forest River zero-emission product offerings. Greenpower expects to deliver the first six units this quarter, with the remainder expected to be delivered over the next 36 months at a run rate that will be determined by the third quarter of 2021.

Forest River is a leading manufacturer in the cutaway bus, motorhome, and truck industries, which celebrated the delivery of their 100,000th bus in July of 2020. Forest River has over 10,000 employees and annual revenues in excess of $5 Billion. It is anticipated that the initial deliveries of Greenpower EV Star CC units to Forest River will be directed at the cutaway shuttle bus, commercial truck and recreational vehicle markets.

GreenPower's EV Star Cab and Chassis: Click here

Brendan Riley, President of GreenPower, commented, "Forest River is a forward-thinking company that is looking to solidify their market position long into the future by adding a purpose-built, zero-emission offering to many of their product lines." Riley added, "The EV Star Cab and Chassis meets the demands of many of their addressable markets and allows Forest River to focus on what they are experts at: building bodies."

David Wright, President of Forest River's bus divisions added, "Forest River has been looking for a purpose-built all-electric chassis that has the range and the carrying capacity that our customers and dealers demand. Zero-emission vehicles are where the markets are going, and the GreenPower EV Star CC gives us the flexibility to address a variety of unmet needs in the commercial market."

Ryne Shetterly, VP of Sales and Marketing at GreenPower also commented, "At GreenPower, we view this as a tremendous opportunity to enter a relationship with one of the most highly respected and largest volume names in the industry. Our EV Star CC will now have representation in select Forest River distribution channels and the amount of value that brings to GreenPower is tremendous."

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond GreenPower's control. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts are in US dollars. © 2021 GreenPower Motor Company Inc. All rights reserved.

CONTACT: Brendan Riley, President, (510) 910-3377; Ryne Shetterly, Vice President of Sales and Marketing, (909) 954-7530; Mike Cole, Investor Relations, (949) 444-1341; Megan Kathman, Skyya PR for GreenPower, (651) 785-3212